Exhibit 11

                             FLORIDA ROCK INDUSTRIES, INC.
	              COMPUTATION OF EARNINGS PER COMMON SHARE

                                THREE MONTHS ENDED       NINE MONTHS ENDED
                                    June 30,                 June 30,
                                 2006        2005        2006         2005


Net income                   $58,317,000  45,878,000  158,142,000 111,105,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share           65,777,785   65,406,856  65,670,996  65,240,358

Shares issuable under
 stock options which are
 potentially dilutive          1,280,607    1,413,866   1,250,482   1,435,446

Shares used for diluted
 earnings per share           67,058,392   66,820,722  66,921,478  66,675,804

Earnings per share:
 Basic                              $.89          .70        2.41        1.70


 Diluted                            $.87          .69        2.36        1.67